March 3, 2026

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Cabot Corporation

Form 10-K filed November 24, 2025

File No. 001-05667

Dear Ms. Baker and Mr. O’Brien:

This letter is being submitted in response to the Staff’s comment letter on February 19, 2026 regarding Cabot Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 2025. For ease of reference, we have restated the Staff’s comment before our response below.

Form 10-K for the Year Ended September 30, 2025

Management’s Discussion and Analysis

Results of Operations

Definition of Terms and Non-GAAP Financial Measures, page 30

As noted on page 31, your non-GAAP measure, total segment EBIT, excludes unallocated corporate overhead expenses, such as certain corporate salaries and headquarters expenses, plus costs related to special projects and initiatives. As such, this non-GAAP measure appears to exclude normal, recurring, cash operating expenses and may therefore not comply with Rule 100(b) of Regulation G and Item 10(e) of Regulation S-K. With specific reference to Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, please confirm you will revise future filings, including earnings releases filed under Form 8-K, to eliminate this measure.

Cabot Response:

We understand the Staff’s comment and acknowledge the guidance in Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. In future filings, as well as our earnings releases furnished on Current Reports on Form 8-K, we will eliminate the disclosure of total segment EBIT.

If you have any questions regarding the Company’s response, please do not hesitate to contact Lisa Dumont, Cabot’s Chief Accounting Officer, at 617-342-6020 and Jane Bell, Cabot’s Corporate Secretary and Chief Counsel – Securities and Governance, at 617-342-6035.

Kind Regards,

/s/ Erica McLaughlin

_______________________

Erica McLaughlin

Executive Vice President and Chief Financial Officer

Cc:

Sean Keohane

Karen Kalita

Jane Bell

Lisa Dumont

Erika Ordway (Deloitte & Touche LLP)